FAFCO, Inc. designs, manufactures and markets heat exchangers made primarily of polymers for use in solar swimming pool heating and for thermal energy storage. FAFCO markets its swimming pool products in the United States and overseas through independent distributors who sell directly to end users. The Company markets its IceStor products in the United States through independent manufacturers' representatives. The Company also licenses its IceStor products overseas.

FAFCO has manufactured over one million polymer heat exchangers since its incorporation in 1972. The heat exchangers are made using proprietary and patented processing technology. The Company is the largest manufacturer of solar pool heating systems in the United States.

In 1987, FAFCO introduced IceStor, a static glycol ice builder for the thermal storage market. The FAFCO IceStor utilizes a variation of the Company's polymer heat exchanger placed in a galvanized steel container. The IceStor products, a demand-side management for electric utilities, use chilled glycol flowing through the heat exchanger to convert a static volume of water in the container to ice. The ice is made at night using less expensive "off-peak" power. The cooling energy stored in the ice is then reclaimed the next day during "peak periods" to provide space or process cooling. The result is lowered cooling costs.

FAFCO's products are manufactured and marketed with a common founding strategy outlined below:

-  The choice of markets where high market share or growth are likely.

- A high value-added manufacturing process that minimizes direct labor in favor of proprietary processes.

- An effort to maximize gross margin based on sophisticated manufacturing in high volume to enable economies of scale.

- Experienced management whose capabilities exceed the immediate demands of the business.

- A resolution to combine the foregoing to build a large and successful enterprise.

Dear Fellow Shareholders:

In 1995, FAFCO interrupted seven years of continuous profitability with a loss of $1,918,300 on net sales of $7,876,100. In 1996, strong growth in solar and foreign IceStor sales combined with a substantial overhead reduction to yield a profit of $386,800 on sales of $8,868,600. In 1997, solar and IceStor sales are expected to grow. At the same time, our fixed overhead has been reduced to approximately the same level as 1993. Consequently, we are hopeful that FAFCO's profitability will continue in 1997.

Our belief is based on two simple premises. Foreign sales of our IceStor products are expected to continue in 1997. Similarly, our newly introduced Revolution and above ground solar pool heating products will allow us to grow our solar business.

Foreign sales of our IceStor thermal energy storage products grew rapidly in 1996. Our IceStor products make use of our core competency in polymer heat exchangers. This product line mitigates electrical shortages by making efficient use of existing electrical generating capacity. Foreign sales are expected to continue to grow in 1997 for four reasons:

- We have focused on Asia where a warm climate, rapid growth in new construction and limited electricity reserves create an ideal market for thermal energy storage. The FAFCO IceStor product line allows electric utilities to make better use of their resources.

- Our technology lends itself to low-cost distribution through less expensive sea container shipment combined with local assembly based on proprietary manufacturing technology.

- Our belief is that certain markets such as Japan and the People's Republic of China are beginning to grow rapidly.

- We are taking initiatives in other foreign countries, which show promise of substantial future growth.

-  Solar sales are expected to grow in 1997 for three reasons:

- Our Revolution solar product was introduced in mid 1996. As the name implies, it is the most significant product improvement made by FAFCO since 1976. Our customers are responding. We have applied for patent protection on this new technology.

- Our above ground pool system was introduced in 1996 and sales of this product are expected to grow in 1997. We have applied for patent protection for this technology as well.

- In 1996, we successfully targeted the solar pool heating market outside of California and Florida. We hope our success will continue in 1997.

Deregulation in the utilities industry made 1996 a disappointing year for our domestic IceStor sales. In 1996, FAFCO management developed and implemented an aggressive strategy to increase domestic sales. We hope to see positive results from this strategy in 1997.

We believe that our best chance for success lies in focusing on our core competency. In an effort to improve our business portfolio, we are no longer producing electronic controls. Looking forward, our technical resources will focus on supporting solar, thermal energy storage and other heat exchanger applications that use FAFCO's core competence in manufacturing polymer heat exchangers.

In 1996, we saw our 1995 investments in solar and IceStor begin to pay off. As we move into 1997, we are leaner, more efficient and, frankly, a better company. Low operating expenses combined with sales growth will allow us to make the most of our investments and the significant opportunities we have identified for FAFCO in 1997.

Finally, the financial turnaround in 1996 and the continuing momentum we are seeing in 1997 would not have been possible without the dedication to efficiency and loyalty of each of our employees. My thanks go out to each of you.

Sincerely,

Freeman A. Ford
President

Consolidated Balance Sheet

December 31,	                                        1996	               1995
Assets
 Current assets:
 Cash and cash equivalents	                          $ 88,200            $126,200
  Accounts receivable, less allowance for doubtful
  accounts of $512,600 in 1996 and $463,900 in 1995 1,890,700           1,149,600
Current portion of long-term notes receivable (net)   229,100             	64,000
Inventories                                          	835,400            	717,200
Prepaid expenses and other current assets	            150,800            	145,500
Other accounts receivable, net of allowance            	4,500
Deferred tax asset, net of allowance	                 221,500            	125,200
 Total current assets	                              3,420,200          	2,327,700
Plant and equipment, at cost	                       2,465,800          	2,345,100
Less accumulated depreciation and amortization	    (2,116,200)	        (2,085,900)
                                                     	349,600            	259,200
Notes receivable and other assets (net)	               65,500             327,700
Deferred tax asset, net of allowance	                 427,900             485,800
Total assets	                                      $4,263,200         $ 3,400,400

Liabilities and shareholders' equity
Current liabilities:
Bank line of credit	                                 $758,600            $751,300
Accounts payable and other accrued expenses	        1,037,800             949,100
Accrued compensation and benefits                	    187,000             188,900
Accrued warranty expense                         	    234,100             216,000
Total current liabilities	                          2,217,500           2,105,300
Convertible subordinated notes ($600,000 and
$425,000 were owed to related parties in 1996
and 1995, respectively)	                              925,000             600,000
Other non-current liabilities	                         26,400              80,400
Total liabilities	                                 $3,168,900         $ 2,785,700
Shareholders' equity:
Preferred Stock-authorized 1,000,000 shares of
$1.00 par value, none of which has been issued
Common Stock-authorized 10,000,000 shares of
$0.125 par value; 3,298,311 issued and
outstanding in 1996 and 3,112,687 issued
and outstanding in 1995	                             412,200              389,000
Capital in excess of par value	                    5,105,200            5,035,600
Notes receivable secured by Common Stock	            (75,100)             (75,100)
Accumulated deficit	                              (4,348,000)          (4,734,800)
Total shareholders, equity	                       $1,094,300            $ 614,700

Commitments and contingent liabilities
Total liabilities and shareholders' equity	       $4,263,200          $ 3,400,400

The accompanying notes are an integral part of this statement.

Year ended December 31,                        1996        1995        1994
Net sales	                                     $8,868,600	 $7,876,100  $10,526,000
Other income (net)	                                54,000	     39,700	     108,800
Total revenues	                                 8,922,600	  7,915,800	  10,634,800
Cost of goods sold	                             5,424,900	  5,637,900	   6,542,900
Marketing and selling expense	                  1,575,400	  2,137,200	   1,767,500
General and administrative expense	             1,286,300	  1,502,000   	1,257,100
Research and development expense	                 116,000	    460,100 	    484,300
Net interest expense	                             169,900	     95,300	      79,400
Total costs and expenses	                       8,572,500	  9,832,500	  10,131,200
Income (loss) before income taxes	                350,100	 (1,916,700)     503,600
Provision for (benefit from) income taxes	        (36,700)	     1,600	      49,100
Net income (loss)	                               $386,800	$(1,918,300)    $454,500
Primary net income (loss) per share	               $0.12	     $(0.62)        $0.13
Fully diluted net income (loss) per share	         $0.12      $(0.62)       	$0.13

The accompanying notes are an integral part of this statement.


                            Number of   Common    Capital in  Notes        Retained
                            Shares      Stock     Excess of   Receivable   Earnings
                                                  Par Value   Secured by
                                                              Common Stock
Balance at December
31,1993                       3,051,755  $381,500  $5,026,600  $(99,100)  $(3,271,000)

Net income for the year                                                       454,500
Cancellation of shares and
related notes receivable of
other notes receivable         (32,000)    (4,000)    (20,000)   24,000

Cancellation of shares in
satisfaction of other notes
receivable                     (11,218)    (1,400)     (7,000)

Issuance of shares
pursuant to exercise of
Directors' Warrants             15,000      1,900       5,600

Issuance of shares under
the 1981 Employee
Incentive Stock Option
Plan                            77,850      9,700      29,200

Cancellation of shares
pursuant to a rescission
offer                             (500)      (100)      (300)

Balance at December
31, 1994                     3,100,887   $387,600  $5,034,100 $(75,100)  $(2,816,500)

Net loss for the year       (1,918,300)

Cancellation of shares in
satisfaction of other notes
receivable                      (3,000)      (400)     (4,100)

Issuance of shares under
the 1981 Employee
Incentive Stock Option
Plan                             8,800      1,100       3,300

Issuance of shares under
the 1991 Employee
Incentive Stock Option
Plan                             6,000        700       2,300

Balance at December 31,
1995                         3,112,687   $389,000  $5,035,600  $(75,100)  $4,734,800)

Net income for the year        386,800

Issuance of shares
pursuant to exercise of
subordinated note
conversion option              185,624     23,200      69,600

Balance at December 31,
1996                         3,298,311   $412,200  $5,105,200  $(75,100)  $(4,348,000)

The accompanying notes are an integral part of this statement.

Year Ended December 31,              1996      1995          1994

Cash flow from Operating activities:
Net income (loss)                    $386,800  $(1,918,300)  $454,500

Adjustments to reconcile net income
(loss) to net cash provided by (used
in) operating activities:

Depreciation                          121,200      178,700    169,400

Allowance for doubtful accounts        48,700       33,900     51,700

Provision for inventory reserve        42,400      105,800       (800)

(Gain) loss on disposition of fixed
assets                                (18,700)      22,700

Change in assets and liabilities:

Change in receivables                (794,300)   1,367,800   (372,400)

Change in inventories                (160,600)      20,200    (86,200)

Change in prepaid expenses             (5,300)     (28,600)    55,900

Change in deferred tax assets         (38,400)

CHange in other assets                 97,100     (333,000)     9,90O

Change in payables and accrued
expenses                              104,900     (288,900)    63,800

Change in other non-current
liabilities                           (54,000)     (27,800)    (6,300)

Net cash (used in) provided by
operations                           (270,200)    (867,500)   340,200

Cash flow from investing activities:

Purchase of fixed assets             (211,600)     (81,300)  (104,900)

Proceeds from sale of fixed assets     18,700

Net cash used in investing
activities                           (192,900)     (81,300)  (104,900)

Cash flow from financing activities:

Proceeds of subordinated debt
issuance                              325,000

Proceeds from sale of common stock     92,800       7,400      46,000

Payments on line of credit         (1,350,000)   (490,000)

Borrowings on line of credit        1,357,300   1,241,300

Miscellaneous borrowings              (21,700)    (19,300)

Net cash provided by (used in)
financing activities                  425,100     737,000      26,700

Net (decrease) increase in cash
and cash equivalents                  (38,000)   (211,800)    262,000

Cash and cash equivalents,
beginning of year                     126,200     338,000      76,000

Cash and cash equivalents, end
of year                               $88,200    $126,200    $338,000

Supplemental disclosures of
cash flow information:

Cash paid during the year for
interest                             $159,339     $89,800     $83,400

Net cash paid during the year
for income taxes                       $7,500     $49,000

The accompanying notes are an integral part of this statement.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of - Significant Accounting Policies

The Company designs, develops, manufactures and markets solar heating systems for swimming pools and thermal energy storage systems for commercial and industrial cooling. The solar heating systems are sold to wholesalers and distributors primarily in California and Florida and in other locations in the United States and overseas. Thermal energy storage systems are marketed through manufacturers' representatives throughout the United States and internationally. Three of the Company's customers each accounted for more than 10% of the Company's fiscal 1996 net sales. One of the Company's customers accounted for 10% of the Company's fiscal 1995 net sales. No customer accounted for 10% or more of the Company's sales in fiscal 1994. During 1996, the Company had sales to unaffiliated customers in foreign countries amounting to 14% of total net sales. During 1995 and 1994, such sales amounted to 15% of total net sales. A summary of significant accounting policies follows:

Principles of Consolidation: The consolidated financial statements include the accounts of FAFCO, Inc. and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

Revenue Recognition: Revenues on sales of products are recognized at the time of shipment of goods or performance of service.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with a maturity of three months or less.

Inventories: Inventories are stated at the lower of cost or market determined using the last-in, first-out (LIFO) method. At December 31, 1996 and 1995, inventories would have been approximately $917,400 and $874,600, respectively, if the first-in, first-out method had been used.

Plant and Equipment: Plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding vehicles and leasehold improvements, are determined using accelerated methods. For vehicles and leasehold improvements, the straight line method is used. The estimated useful lives of the assets range between three and ten years. Minor replacements, improvements, maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.

Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of: As required by generally accepted accounting principles
(GAAP), effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The new standard provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The new standard had no material effect on the Consolidated Balance Sheets for 1996 and 1995 nor the Consolidated Statements of Operations for 1996, 1995 or 1994.

Income Taxes: As required by generally accepted accounting principles (GAAP) effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS No. 109), on a prospective basis. The new standard requires an asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. (See Note 8.)

Concentration of Credit Risk: Most of the Company's business activity is with customers located in California, Florida and foreign countries. As of December 31,1996, unsecured trade accounts receivable from customers in California, Florida and foreign countries were $513,900, $824,400, and $789,300.

Warranties: In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to ten years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required to reflect the most current information available.

Net Income per Share: Net income per share is based on the sum of the weighted average number of shares issued and outstanding during the year (see Note 12).

Accounting for Stock-Based Compensation: The FASB issued a new standard, FAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stockbased compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in FAS No. 123 had been adopted. The Company has decided to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." (see Note 7.)

Disclosures About Fair Value of Financial Instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Current Assets and Current Liabilities: The carrying value of cash equivalents, accounts receivable, l; notes receivable, short-term borrowings, accounts payable, and accrued expenses approximate fair value because of their short maturity.

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 1996, the carrying amount approximates estimated fair value of longterm debt.

2. Inventories

Inventories consist of the following:

December 31,      1996       1995
Raw materials     $370,500   $395,200
Work in progres s  100,800    118,500
Finished goods     364,100    203,500
                  $835,400   $717,200

3. Plant and Equipment

Plant and equipment consists of the following:

December31,                   1996         1995
Machinery and equipment       $1,902,800   $1,754,500
Office and computer equipment    372,000      370,500
Leasehold improvements            88,600       88,600
Vehicles                         101,800      131,500
                              $2,465,800   $2,345,100
Less accumulated depreciation
and amortization              (2,116,200)  (2,085,900)
                                $349,600     $259,200

Notes Receivable

During 1996, the Company converted $4,700 of accounts receivable from a customer into a note receivable. During 1995, the Company converted $429,700 of ccounts receivable from two customers into notes receivable, one of which is secured by an interest in real property. All of the notes are being repaid in monthly installments.

5. Convertible Subordinated Notes

The notes outstanding at December 31, 1995 were due on March 27, 1996, bore interest at 10% per annum payable quarterly, and were partially convertible into Common Stock of the Company at any time at the option of the holder. The notes were subordinated to any bank debt or other senior indebtedness (as defined) of the Company. The Company could, at its option, call the notes for redemption at any time. The conversion price was $0.50 per share and the maximum aggregate number of shares issuable upon conversion of all of the notes was 270,000 shares.

In February 1996, the Company borrowed an additional $325,000 from certain of the noteholders,with interest at 12%, in the form of bridge financing, through March 27, 1996, $125,000 of which was from related parties (see Note 9). On March 27, 1996, four of the Noteholders exercised the conversion option and acquired a total of 185,624 shares of FAFCO Common Stock of which 140,624 were acquired by related parties. On March 27, 1996, the Company exchanged the $600,000 of convertible subordinated notes and the $325,000 of bridge notes for new notes, due March 27, 2000, bearing interest at 11% per annum payable quarterly and warrants to purchase Common Stock. The exercise price of the warrants is $0.125 per share, the maximum aggregate number of shares issuable is 555,000, and the unexercised warrants expire March 27, 2000.

6. Bank Line of Credit

The Company has a bank line of credit secured by substantially all the assets of the Company. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 2%. The line of credit contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends and expires on June 6, 1997. At December 31, 1996 and 1995, the Company had complied with or obtained waivers for compliance with the loan covenants.

As of December 31, 1996 and 1995, the Company had utilized $758,600 and $751,300, respectively, of this facility.

During March 1997, the line of credit was extended through March 31, 1998.

7. Shareholders' Equity

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series.

In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 1996 and 1995. The notes are due and payable and the Company intends to pursue collection of these notes. In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

Under the Company's Employee Stock Purchase Plan, 150,000 shares of Common Stock have been reserved for issuance at 85% of fair market value as of specified dates. The Plan was suspended in 1991 and no shares were issued thereunder since 1991.

The Company has a 1991 Incentive Stock Option Plan under which 250,000 shares of Common Stock were reserved for issuance to employees and consultants. During November 1994, the Board of Directors approved an increase in the number of shares of Common Stock reserved for issuance to a total of 500,000 shares subject to shareholder approval, which was obtained in April 1995. During 1993, options were granted to purchase 214,000 shares exercisable at $0.50 per share, the fair market value on the date of grant. No options were granted or execised under the 1991 plan during 1994. During 1995, options were granted to purchase 124,000 shares exercisable at $0.56 per share, the fair market value on the date of grant. During 1995, options to purchase 6,000 shares were exercised. During 1996, options were granted to purchase 236,950 shares exercisable at $0.125 per share, the fair market value on the date of grant.

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. During 1991, options were granted to purchase a total of 20,000 shares at $0.50 per share, the fair market value at date of grant, to two outside directors. During 1993, options were granted to purchase a total of 10,000 shares at $0.50 per share, the fair market value at date of grant, to two outside directors. None of these options have been exercised. No options were granted or exercised during 1994, 1995, or 1996.

Options granted under these plans vest at 20% per year for five years from date of grant and expire six years or ten years from date of grant.

During 1994, the Company granted nonqualified options to purchase a total of 43,218 shares at $0.75 per share to a consultant and four employees and during 1995, the Company granted nonqualified options to purchase 20,000 shares at $0.56 per share to a consultant. These options were fully vested at the date of grant and expire six years from date of grant. None of these options have been exercised. During 1995, options to purchase 234 shares were canceled.

A summary of activity under the 1981 and 1991 Incentive Stock Option Plans follows:

                                  Shares Subject to Option  Exercise Price Per Share
Outstanding at December 31, 1993  417,900                   $0.50-0.625
Granted                                 0
Canceled                           (7,500)                  $0.500
Exercised                         (77,850)                  $0.500
Outstanding at December 31, 1994  332,550                   $0.50-0.625
Granted                           124,000                   $0.50
Canceled                         (166,300)                  $0.50-0.560
Exercised                         (14,800)                  $0.500
Outstanding at December 31, 1995  275,450                   $0.50-0.625
Granted                           236,950                   $0.125
Canceled                         (126,650)                  $0.50-0.560
Exercised                               0
Outstanding at December 31, 1996
                                  385,450                   $0.125-0.625

The Company applies APB Opinion 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 1995 or 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                              1996      1995          1994
Net income (loss) As reported $386,800  $(1,918,300)  $454,500
Pro forma                     $367,100  $(1,919,500)  $453,700
Primary earnings (loss) per
share As reported             $0.12     $(0.62)       $0.13
Fully diluted earnings (loss)
per share as reported         $0.12     $(0.62)       $0.13
Pro forma                     $0.11     $(0.62)       $0.13

The fair value of each option granted was estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Assumption
Dividend yield           0%
Risk-free interest rate  6.50%
Expected life            6 years
Expected volatility      96.74%

Following is a summary of the status of the plans during 1996, 1995, and 1994.

                                               Weighted
                                 Number        Average
                                 of            Exercise
                                 Shares        Price
Outstanding at January 1, 1996    275,450      $0.488
Granted                           236,950       0.125
Exercised                               0           0
Forfeited                        (126,950)      0.502
Outstanding at December 31, 1996  385,450       0.258
Options exercisable at December
31, 1996                          199,650       0.297
Weighted average fair value of
options granted during 1996               $.0101

                                                 Weighted
                                Number           Average
                                of               Exercise
                                Shares           Price
Outstanding at January 1,1995   332,550          $0.5020
Granted                         124,000           0.5100
Exercised                       (14,800)          0.5000
Forfeited                      (166,300)          0.0536
Outstanding at December31, 1995 275,450           0.4850
Options exercisable at
December 31, 1995               163,750           0.5030
Weighted average fair value of
options granted during 1995              $0.41

The range of exercise prices for the options outstanding at December 31, 1996 is $0.125-$0.625 with a weighted average contractual life of 5 years. The Company estimates that based on vesting at 20% per year at December 31, 1996, approximately 100% of such options will eventually vest.

                                                Weighted
                            Number              Average
                            of                  Exercise
                            Shares              Price
Outstanding January 1, 1994 417,900             $0.501
Granted                           0               N/A
Exercised                   (77,850)             0.500
Forfeited                    (7,500)             0.500
Outstanding at December 31,
1994                        332,500              0.502
Options exercisable at
December 31, 1994           139,040              0.503
Weighted average fair
value of options granted
during 1994                          N/A

Following is a summary of the status of options outstanding at December 31, 1996:

                           Outstanding             Exercisable
                     Weighted
                     Average           Weighted            Weighted
Exercise             Number Remaining  Average             Average
Price                Contractural      Exercise            Exercise
Range      Number    Life              Price     Number    Price
$0.625        5,000  1                $0.625      5,000     0.625
$0.500      123,500  3                $0.500     83,700    $0.500
$0.250       20,000  5                $0.250      4,000    $0.250
$0.125      236,960  6                $0.125    106,950    $0.125
           -----------                          -------
           $385,450  5                          199,650

The range of exercise prices for the options outstanding at December 31, 1996 is $0.125-$0.625 with a weighted average contractual life of 5 years. The Company estimated that based on vesting at 20% per year at December 31, 1996, approximately 100% of such options will eventually vest.

8. Income Taxes

The provisions for income taxes consist of the following:

Years Ended December 31,  1996    1995  1994
Taxes on income:
U.S. Federal
Current                   $0       $0    $5,300
Deferred                  (40,300)  0     6,600
                          (40,300)  0    11,900
State
Current                   1,600   1,600  43,100
Deferred                  2,000          (5,900)
                          3,600   1,600  37,200
Net income tax
(benefit) provision    $(36,700) $1,600 $49,100

Effective January 1, 1993, as required by GAAP, the Company changed its method of account from income taxes by adopting FAS No. 109.

A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:

Years Ended December 31,  1996   1995     1994

Statutory federal income
tax (benefit) rate        34.0%  (34.0%)  34.0%

Effect on tax rate
resulting from: State and
foreign income taxes, net
of federal tax benefit     7.7%   (1.4%)   6.0%

Tax effect of change in
valuation allowance      (58.8%)  40.9%  (49.4%)

Expiration of tax credits  2.0%    0.7%  (18.2%)

Other                      0.6%   (6.2%)  (0.4%)

Effective tax rate       (10.5%)     0%    8.4%

The Company records its deferred taxes on a tax jurisdiction basis and, with the adoption of FAS No. 109 in 1993, classifies those net amounts as current or noncurrent based on the balance sheet classifications.

Deferred tax assets are comprised of the following:

December 31,                    1996         1995
Allowance for doubtful accounts $215,600     197,000
Accrued expenses                 184,300     142,300
Loss carryforwards             1,157,800   1,360,500
Tax credits                      175,700     178,600
Other                            107,800     116,400
                               1,841,200   1,994,800
Deferred tax asset
valuation allowance          $(1,191,800) (1,383,800)
Total deferred taxes, net    $   649,400   $ 611,000

The Company had unused federal net operating loss carryforwards of approximately $3,191,500 and $3,669,700, state loss carryforwards of approximately $1,083,000 and $1,554,100, and investment and other tax credits of approximately $175,700 and $178,600 available to offset future tax liabilities at December 31, 1996 and December 31, 1995, respectively. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the "total deferred taxes, net" in the amount of $649,400 is more likely than not to be realized.

9. Transactions with Related Parties

The Company has a financing agreement with Freeman A. Ford, an officer, director, and major shareholder of the Company, under which Mr. Ford has made a $275,000 line of credit available to the Company. Borrowings under the line of credit bear interest at Silicon Valley Bank's prime rate plus 4%. Pursuant to the agreement, Mr. Ford was granted a warrant to purchase 45,000 shares of Common Stock for making the line available and a warrant to purchase up to 90,000 additional shares of Common Stock under a formula based on usage of the line of credit. At December 31, 1996 and 1995, the Company had no borrowings under this line of credit. The line of credit terminated and the outstanding warrants expired on March 27, 1996.

In 1984, Freeman A. Ford and Janet V. Ford (Mr. Ford's mother) purchased $100,000 and $50,000 of the Company's convertible subordinated notes, respectively, from the Company. (See Note 5.) In January 1994, Mr. Ford purchased $50,000 of the Company's convertible subordinated notes from the estate of Janet Ford.

In January 1990, David Ford, Kimberly Ford, Tod Ford, and Erin Ford, the children of Mr. Ford, purchased a total of $125,000 of the Company's convertible subordinated notes from certain noteholders.

In January 1993, Mr. Ford purchased $100,000 of the Company's convertible subordinated notes from another noteholder.

In March 1993, Alan G. Carlson, a principal and owner of one of the Company's customers, purchased $50,000 of the Company's convertible subordinated notes from another noteholder.

In February 1996, Mr. Ford loaned the Company an additional $100,000 and
Diana Ford (Mr. Ford's wife) loaned the Company $25,000 due in April 1996. On March 27, 1996, these notes were exchanged for subordinated notes due in March 2000 as part of the Company's refinancing of the outstanding subordinated notes. (See Note 5.)

In April 1996, the Company granted Mr. Ford a warrant to purchase 123,750 shares of Common Stock.

10. Employee Benefit Plans

The Company has a 401 (k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 18% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $200 per employee.

11. Lease Commitments

The Company's rental expense, relating primarily to a lease for its office and manufacturing facility, amounted to $380,300 in 1996, $359,400 in 1995, and $340,000 in 1994.

At December 31, 1996, minimum annual lease commitments under non-cancellable leases were as follows:

1997         $397,600
1998          399,700
1999          409,900
Thereafter    139,000
Total      $1,346,200

The Company is required to pay property taxes, utilities, and insurance under certain of these leases, some of which provide for renewal options at the end of the initial lease term in the year 2000.

12. Net Income Per Share

Primary earnings per share were calculated as follows:

Years ended December 31,   1996      1995          1994
Net income (loss)          $386,800  $(1,918,300)  $454,500
Average common shares
outstanding                3,254,066   3,102,564  3,035,137
Add: Exercise of options
reduced by the number of
shares purchased with
proceeds                   N/A        N/A           262,892
Add: Exercise of warrants
reduced by the number of
shares purchased with
proceeds                   N/A        N/A           118,261
Adjusted
weighted average shares
outstanding                3,254,066  3,102,564   3,416,290
Earnings(loss) per share   $0.12      $(0.62)     $0.13

Primary earnings per share are calculated by dividing net income (loss) by the weighted average number of shares issued and outstanding and shares issuable upon exercise of dilutive stock options and warrants during each year.

Fully diluted earnings per share were calculated as follows:

Years ended December 31,    1996        1995         1994
Net income (loss)           $386,800    $(1,918,300)  $454,500
Average common shares
outstanding                3,254,066      3,102,564  3,035,137
Add: Exercise of options
reduced by the number of
shares purchased with
proceeds                   N/A           N/A           262,892
Add: Exercise of warrants
reduced by the number of
shares purchased with
proceeds                   N/A              118,261    N/A
Adjusted weighted average
shares outstanding         3,254,066      3,102,564    3,416,290
Earnings (loss) per common
share assuming full
dilution                   $0.12          $(0.62)      $0.13

13. Licensing Income

During 1993, the Company entered into two licensee agreements with third parties in the Far East, under which the Company received and recognized license fee income net of foreign income taxes of $159,000. The agreements allow for the licensee to assemble and sell the IceStor product in certain countries using the Company's technology and design specifications. For the terms of the agreements (three and eight years), the Company is required to provide parts and technical services to the licensee at prices and rates equivalent to normal list prices.

14. The Company is involved in certain litigation matters. Management believes resolution of these disputes will not have a material adverse effect on the Company's financial condition and results of operations.

Report to the Independent Auditors

To the Board of Directors of FAFCO, Inc.

We have audited the consolidated balnace sheet of FAFCO, Inc. and its subsidary as of December 31, 1996 and the related consolidated statements of income, retained earning, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FAFCO, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 were audited by other auditors whose report dated March 27, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we paln and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant extimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Burr, Pilger & Mayer
Palo Alto, California

March 4, 1997

Summary of Operations

Five-Year Summary of Operations (in thousands, except per share data)

Year Ended December 31, 1996    1995    1994    1993    1992
Net sales               $8,869  $7,876  $10,526 $9,352  $7,782
Income (loss) before
 income taxes and
 extraordinary item      $350    $(1,917)$504    $254    $587
Provision for income
 taxes                   (37)    1        49      116     242
Income (loss) before
 extraordinary item       387    (1,918)  445     138     345
Extraordinary item-tax
 benefit resulting from
 net operating loss
 carryforward                                             174
 Cumulative effect of
 change in method of
 accounting for income
 taxes                                            717
Net income (loss)       $387 $(1,918)   $455    $855    $519
 Primary net income
 (loss) per share
 before extraordinary
 item                    $0.12 $(0.62)   $0.13   $0.04   $0.11
Primary net income per
 share from extraordinary
 item                     0.06
Primary net income per
 share from cumulative
 effect of change in
 method of accounting
 for income taxes         0.22
Primary net income
 (loss) per share         $0.12 $(0.62)  $0.13   $0.26 $0.17
Fully diluted net income
 (loss) per share before
 extraordinary items      $0.12 $(0.62)  $0.13   $0.05 $0.11
Fully diluted net income
 per share from
 extraordinary item                                     0.06
Fully diluted net income
 per share from cumulative
 effect of change in
 method of accounting for
 income taxes                                     0.19
Fully diluted net income
 (loss) per share         $0.12 $(0.62)   $0.13  $0.24 $0.17

At December 31,               1996    1995    1994    1993    1992
Working capital               $1,203  $222    $2,371  $1,784  $1,624
Total assets                   4,263  3,400    4,903   4,373   3,577
Long-term obligations            951    680      725     751     928
Shareholders' equity           1,094    615    2,530   2,038   1,177

Common Stock Data

FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 1996 and 1995 were as follows:

Quarter	 Ended         March 31 	   June 30 	 September 30 	December 31
1996 High	             $0.25	       $0.125	   $0.125	       $0.125
1996 Low	              $0.125	      $0.125	   $0.125	       $0.125
1995 High              $1.50	       $1.50	    $1.50	        $0.75
1995 Low              	$1.00	       $1.00	    $0.75	        $0.25

The quotations above were provided by the National Quotation Bureau. All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. At February 10, 1997, the Company had 726 shareholders of record. FAFCO, Inc. has never paid dividends on its Common Stock and has no plans to do so in the foreseeable future.

1996 Compared with 1995

Net sales for 1996 increased by 12.6% from $7,876,100 in 1995 to $8,868,600 in
1996. This increase was due primarily to increased unit sales of the Company's IceStor and pool panel products.

Net sales of the Company's pool products were 5.9% higher in 1996 than in 1995 due mainly to increased sales of its SunSaver model inground and aboveground pool panels partially offset by decreased sales of its Revolution model inground pool panels and decreased sales of its proprietary line of automatic controls, which was phased out as of January 1, 1997. Net sales of the Company's IceStor products were 24.0% higher in 1996 than in 1995 due mainly to increased foreign sales partially offset by decreased domestic sales. The Company believes the decreased domestic sales are due mainly to potential customers' beliefs that lower energy prices in the domestic market place will result from planned deregulation of energy prices.

Pool product sales amounted to 58% of net sales in 1996 compared to 62% of net sales in 1995 IceStor sales amounted to 42% of net sales in 1996 compared to 38% of net sales in 1995. There were no significant price changes in any of the Company's products during 1996.

Cost of goods sold decreased from $5,637,900 (71.6% of net sales) in 1995 to $5,424,900 (61.2% of net sales) in 1996. This decrease was due mainly to the fixed costs being allocated over higher sales along with increased sales of higher margin products in both the pool product line and IceStor product line.

Marketing and selling expenses decreased from $2,137,200 (27.1% of net sales) in 1995 to $1,575,400 (17.8% of net sales) in 1996. This decrease is due mainly to reduced promotional expenses for pool products along with reduction in support personnel for IceStor product.

General and administrative expenses decreased from $1,502,000 (19.1% of net sales) in 1995 to $1,286,300 (14.5% of net sales) in 1996. This decrease is due mainly to decreased personnel costs along with decreased legal and accounting expenses.

Research and development expenses decreased from $460,100 (5.8% of net sales) in 1995 to $116,000 (1.3% of net sales) in 1996. This decrease was due entirely to the reduction in personnel in late 1995 and the continued low level of personnel in 1996.

Net interest expense increased from $95,300 (1.2% of net sales) in 1995 to $169,900 (1.9% of net sales) in 1996. This increase is due primarily to the higher average daily borrowing in 1996 at higher interest rates than in 1995.

1995 Compared with 1994

Net sales for 1995 decreased by 25.2% from $10,526,000 in 1994 to $7,876,100 in 1995. This decrease was primarily due to decreased unit sales of the Company's IceStor products along with decreased unit sales of the company's pool panel products. Net sales of the Company's were 19.8% lower in 1995 than in 1994 due mainly to continued economic weakness in California and Florida, the main markets for the Company's pool products. Net sales of the Company's IceStor products were 31.8% lower in 1995 than in 1994 due mainly to potential customers' beliefs that lower energy prices in the domestic market place will result from planned deregualtion of energy prices. This domestic decrease was partly offset by increased foreign sales of IceStor products.

Pool product sales amounted to 62% of net sales in 1995 compared to 57% of net sals in 1994. IceStor sales amounted to 38% of net sales in 1995 compared to 42% in 1994. There were no significant price changes in any of the Company's products during 1995.

Cost of goods sold decreased from $6,542,900 in 1994 to $5,637,900 in 1995 while increasing as a percentage of net sales form 62.2% in 1994 to 71.6% in 1995. The increase as a percent of sales was due mainly to the fixed costs being allocated over significantly lower sales along with employee severence expenses associated with a 32% reduction in the work force.

Marketing and selling expenses increased from $1,767,500 (16.8% of net sales in 1994 to $2,137,200 (27,1% of net sales) in 1995. The increase was due mainly to one-time expenses for market research projects during the second half of 1995 along with the addition of sales personnel and increased promotional expenses for pool products during the first half of 1995.

General and administrative expenses increased from $1,257,100 (11.9% of net sales) in 1994 to $1,502,000 (19.1% of net sales) in 1995. These increases were primarily due to increased personnel costs during the first half of 1995 along with severance expenses and increased legal expenses.

Research and development expenses were relatively stable in absolute dollars at $484,300 in 1994 compared with $460,100 in 1995 while increasing from 4.6% of net sales in 1994 to 5.8% of net sales in 1995. The increase as a percent of sales was due entirely to the decreased level of sales in 1995.

Net interest expense increased from $79,400 (0.8% of net sales) in 1994 to $95,300 (1.2% of net sales) in 1995. This increase was due primarily to higher than average daily borrowing during the first half of 1995 compared to 1994.

Other income (expense) net included $24,000 in refunds of prior years' insurance premiums in 1995 compared with $38,400 in 1994. Other income (expense) net in 1994 also included $66,000 of proceeds, net of related costs, pertaining to a legal settlement resolved during 1994.

Seasonality

Historically, the Company has experienced lower sales during the first quarter than during other quarters of each year. In addition, sales typically have increased significantly during the second quarter, declined slightly, and then remained relatively constant during the third and fourth quarters, respectively. The Company believes that this pattern derives primarily from the sales of solar heating products. As the Company's product mix shifts to include a larger proportion of other products, such as the thermal energy storage product, the traditional seasonality is being mitigated. Net income is affected by the seasonality of sales as well as by significant marketing and selling expenses typically incurred during the first quarter of each year. These expenses are incurred to develop programs and materials for use throughout the remainder of the year.

In 1994 and 1996, sales and net income experienced their traditional seasonality, except that sales in the fourth quarter were increased due to sales of IceStor product. As a result of the ice storage sales, the traditional fourth quarter loss was not experienced.

In 1995, sales experienced the traditional seasonality except that the decline in sales in the third and fourth quarters was more pronounced than normal due to weak sales in both pool products and IceStor during the second half of the year. There were net losses in all four quarters due to sales being below the planned levels in all four quarters.

Liquidity and Capital Resources

The Company's cash position decreased from $126,200 at 1995 fiscal year end to $88,200 at 1996 fiscal year end, principally due to increased accounts receivable and increased inventories partially offset by increased borrowings and increased accounts payable.

At December 31, 1996, the Registrant's net accounts receivable had increased to $ 1,890,700 from $1,149,600 at December 31, 1995, primarily as a result of increased sales in November and December 1996.

At December 31, 1996, the Registrant's accounts payable and other accrued expenses had increased to $1,037,800 from $949,100 at December 31, 1995. This increase is primarily due to expenses resulting from the increased sales in November and December 1996.

At December 31, 1996, the Registrant's inventories had increased to $835,400 from $717,200 at December 31, 1995. This increase was due mainly to a buildup of inventories for increased January 1997 sales.

The Company adopted SFAS 109 effective January 1, 1993. This resulted in the recognition of a deferred tax asset, net of valuation allowance, at year end of $649,400 in 1996 and $611,000 in 1995. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's recent history of profitable operations prior to 1995, its return to profitability in 1996, and the Company's expectation that this will continue far enough into the future to realize the net deferred tax asset. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred tax asset.

At December 31, 1996, the Registrant's current ratio was 1.54 to I compared with 1.11 to I at December 31, 1995 and working capital increased over the same period to $1,202,700 from $222,400. Total assets exceeded total liabilities by $1,094,300 at December 31, 1996 compared with $614,700 at December 31, 1995.

During the second half of 1995, the Company began and has continued an aggressive cost reduction campaign. The Registrant believes that as a result of the cost-cutting measures, its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forwardlooking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses, including the need to invest in sales and marketing activities in 1997. However, if sales decline from current levels, additional debt or equity financing may be required. The Registrant has a line of credit, of which $758,600 had been utilized and $70,600 remained available under the formula applied to net accounts receivable. This line of credit expires on March 31, 1998.

BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Freeman A. Ford
Chairman of the Board, President, and Chief Executive Officer FAFCO, Inc.

William A. Berry*
Senior Vice President and Chief Financial Officer Electric Power Research Institute a private, nonprofit, research organization doing collaborative research for the electricity industry.

Robert W. Selig,Jr.*
President Davis Instruments Corporation a manufacturer of marine and weather equipment.

*Audit Committee Member

Executive Officers

Freeman A. Ford
Chairman of the Board, President, andChief Executive Officer

Alex N. Watt
Vice President, Finance and Administration,Chief Financial Officer, and
Secretary

David K. Harris
Vice President, Pool Products

Mike Anderson
Vice President, Commercial Products

Transfer Agent and Registrar

Bank of Boston
C/o Boston EquiServe
P.O. Box 644-02102
MS 45-02-09
Boston, Massachusetts 02102-0644
Telephone: (617) 575-3400

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati
A Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

Independent Accounts

Burr, Pilger & Mayer
A Professional Corporation
261 Hamilton Avenue
Palo Alto, California 94301

Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including financial statement schedules but excluding exhibits, is available without charge upon written request to:

FAFCO, Inc.
2690 Middlefield Road
Redwood City, California 94063
Attention:  Alex N. Watt

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 3:00 p.m. on April 24, 1997 at FAFCO, Inc., 2690 Middlefield Road, Redwood City, California 94063-3455,
Telephone:  (415) 363-2690